James M. Bednar
Managing Director

2 August 2006

Via Facsimile 212.813.9768

Myriad Entertainment and Resorts, Inc.
#1000, 10050 112th Street
Edmonton, AB T5K2J1
CANADA

Att’n.: Board of Directors

Land + Leisure, LLC, has been contracted to write a report consolidating several reports completed by other consultants for the Myriad Botanical Gardens project in Tunica, Mississippi. This letter shall serve as permission to use the document to be completed by Land + Leisure, LLC in the registration statement being prepared including all related and support materials, letters, etc. as the project manager and Myriad deems appropriate.

Sincerely,

/s/ Land + Leisure